Exhibit 4.2
EXECUTION VERSION

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of May 30, 2025 among TEADS CANADA ULC, OUTBRAIN FRANCE SAS, TEADS DEUTSCHLAND GMBH, OUTBRAIN ISRAEL LTD, OUTBRAIN JAPAN K.K., TEADS JAPAN K.K., TEADS SINGAPORE PTE. LTD., (each a “New Guarantor” and collectively, the “New Guarantors”), OT MIDCO INC., a Delaware corporation (the “Issuer”), and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (in such capacity, the “Trustee”) and as security agent under the indenture referred to below (in such capacity, the “Security Agent”).

W I T N E S S E T H :

WHEREAS, the Issuer, the Trustee and the Security Agent have heretofore executed an indenture, dated as of February 11, 2025 (as amended, restated, amended and restated, supplemented or modified from time to time, the “Indenture”), providing for the issuance of the Issuer’s 10.000% Senior Secured Notes due 2030 (the “Notes”), initially in the aggregate principal amount of $637,500,000;

WHEREAS, Sections 4.11 and 12.07 of the Indenture provide that under certain circumstances the Issuer is required to cause the New Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantors shall guarantee the Guaranteed Obligations; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee, the Security Agent and the Issuer are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantors, the Issuer, the Trustee and the Security Agent mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.          Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2.          Agreement to Guarantee. Each of the New Guarantors hereby agrees, jointly and severally with all existing Guarantors, to guarantee the Guaranteed Obligations on the terms and subject to the conditions set forth in Article XII of the Indenture and to be bound by (and be entitled to the benefits of) all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Guarantor under the Indenture.

3.          Limitation on Guarantee.

(a)          France

(i)          Notwithstanding anything to the contrary in this Supplemental Indenture, Article XII (Guarantees) of the Indenture and the other provisions of the Indenture, the obligations and liabilities of any Guarantor incorporated under French law (each a “French Guarantor”) each in its capacity as Guarantor under the Notes Documents shall only apply insofar as required to:

(A)          guarantee the payment obligations under the Notes of its direct or indirect Subsidiaries which are or become Issuer or Guarantor from time to time under the Notes and incurred by those Subsidiaries as Guarantors (without double counting), provided that where such Subsidiary is itself a Guarantor which guarantees the obligations of a Person which is not a Subsidiary of the relevant French Guarantor, the amounts payable by such French Guarantor under this paragraph (A) in respect of the obligations of this Subsidiary as Guarantor shall be limited as set out in paragraph (B) below; and

(B)          guarantee the payment obligations under the Notes of each entity which is not a direct or indirect Subsidiary of that French Guarantor, provided that in each case such guarantee shall be limited to the payment obligations of the Issuer or Guarantor under the Notes provided that these shall not exceed an amount equal to the aggregate of all amounts made available under the Notes and on-lent (directly or indirectly by way of intra-group loans or similar arrangements) to such French Guarantor or any of its Subsidiaries and outstanding at the time of the claim pursuant to such Guarantee against such French Guarantor (such amount being the “French Maximum Guaranteed Amount”).

It being specified that any payment made by such French Guarantor in accordance with paragraph (B) above in respect of the obligations of the Issuer or any other Guarantor shall reduce pro tanto the outstanding amount of the intercompany loans or similar intercompany debt (if any) due by such French Guarantor to the Issuer or that other Guarantor under the intercompany loan arrangements or similar arrangements referred to above. For the avoidance of doubt, any payment made by a French Guarantor in respect of the payment obligations of a Guarantor referred to in paragraph (B) above shall reduce the French Maximum Guaranteed Amount.

No French Guarantor shall secure liabilities under the Notes which would result in such French Guarantor not complying with French financial assistance rules as set out in Article L.225-216 of the French Code de commerce and/or would constitute a misuse of corporate assets within the meaning of Articles L.241-3, L.242-6 and L.244-1 of the French Code de commerce or any other law or regulations having the same effect, as interpreted by French courts.

Notwithstanding any provision to the contrary in this Supplemental Indenture, the undertakings and covenants made under this Supplemental Indenture by each French Guarantor shall be made for itself and for each of its Subsidiaries only.

(b)          Germany

(i)          Definitions.  For the purposes of this paragraph (b):

“German Debtor” means a New Guarantor incorporated or established in Germany.

“Group” means the Company, the Issuer and each of the Issuer’s Subsidiaries from time to time.

“Guarantee” means any liability assumed by a German Debtor under the Indenture, including the guarantee granted under Article XII of the Indenture.

“Guarantee Demand Date” means each date upon which a demand is made against a German Debtor to make payment in respect of the Guarantee.

(ii)          Limitations relating to a GmbH Debtor.

(A)          In the case that the Guarantee is granted by a German Debtor incorporated in Germany as a limited liability company (Gesellschaft mit beschränkter Haftung) (a “GmbH Debtor”) and secures liabilities which are owed by direct or indirect shareholders of that GmbH Debtor or Subsidiaries of such shareholders (such subsidiaries not to include the GmbH Debtor and the Subsidiaries which are also subsidiaries of that GmbH Debtor), the Guarantee shall not be enforced in respect of such amount:

(1)          as is required to ensure that the amount of the relevant GmbH Debtor’s net assets, calculated as the sum of the balance sheet positions shown under section 266 sub-section (2) (A), (B), (C), (D) and (E) of the German Commercial Code (Handelsgesetzbuch) (“HGB”) less the sum of the amounts shown under balance sheet positions shown under section 266 (3) (B), (C), (D) and (E) HGB and any amounts not available for distribution to its shareholders in pursuant to section 253 sub-section (6) HGB, section 268 sub-section (8) HGB and section 272 sub-section (5) HGB and any similar provisions preventing distributions of amounts (Ausschüttungssperren) (hereinafter “net assets”), does not fall below the amount of its registered share capital (Stammkapital); or

(2)          where the amount of the relevant GmbH Debtor’s net assets already is below the amount of its registered share capital, as is required as to ensure that such amount is not further reduced.

(B)          The limits in paragraphs (A)(1) and (A)(2) above will not apply:

(1)          if, following the Guarantee Demand Date, the relevant GmbH Debtor does not provide financial statements in accordance with paragraphs (D) and (E) below; or

(2)          if and to the extent the relevant GmbH Debtor holds on the Guarantee Demand Date a fully recoverable indemnity claim or claim for refund (vollwertiger Gegenleistungs- oder Rückgewähranspruch) against its shareholder that can be accounted for in the balance sheet of the relevant GmbH Debtor at full value (vollwertig).

(C)          For the purpose of the calculation of the net assets of the relevant GmbH Debtor, the following balance sheet items shall be disregarded:

(1)          the amount of any increase of the relevant GmbH Debtor’s registered share capital after the date of this Supplemental Indenture (I) if and to the extent it has been effected without the prior written consent of the Trustee, or (II) if and to the extent that it is not fully paid up provided that the corresponding claim against the shareholders is not accounted for as an asset in the balance sheet at full value (vollwertig) of the GmbH Debtor at the Guarantee Demand Date; and

(2)          loans provided to the relevant GmbH Debtor by a member of the Group if such loans are subordinated (for the benefit of its creditors in general) or are considered as subordinated in an insolvency proceeding over its assets pursuant to section 39 sub-section 1 no. 5 of the German Insolvency Code (Insolvenzordnung) (the “German Insolvency Code”, unless a waiver of the repayment claim of the relevant member of the Group granting such loan, the contribution of such repayment claim in the capital reserves of the relevant GmbH Debtor, and any other way of extinguishing the loan (e.g. by assignment to the borrower under that loan) would violate mandatory legal restrictions applicable to the relevant member of the Group and provided that, if such member of the Group is a Guarantor, the corresponding amount of the payment claim of that member of the Group shall be disregarded when calculating the net assets (if applicable) of that member of the Group in connection with the enforcement of the Guarantee created by that member of the Group. The first sentence of this paragraph (ii)(C)(2) shall not apply if the Trustee notifies the respective GmbH Debtor that it elects to enforce the Guarantee against that other member of the Group and the aforementioned payment claim is taken into account when calculating that other member of the Group’s net assets (if applicable) available for such enforcement.

(D)          The relevant GmbH Debtor shall deliver (within fifteen (15) Business Days following the Guarantee Demand Date) to the Trustee a notification stating that and to which extent the amount payable in respect of the Guarantee shall be limited in accordance with paragraphs (ii)(A)(1) and (ii)(A)(2) above and taking into account the adjustments in paragraph (ii)(C) above, such notification to be supported by evidence reasonably satisfactory to the Trustee, i.e. interim financial statements (Stichtagsbilanz) showing the balance sheet positions mentioned in paragraph (ii)(A)(1) above (taking into account the adjustments in paragraph (ii)(C) above) as of the date on which the enforcement of the obligations under the Guarantee is sought (as set forth above, the “Management Determination”).

(E)          Following the Trustee’s receipt of the Management Determination, upon the Trustee’s request (acting reasonably) (the “Trustee’s Request”), the relevant GmbH Debtor will deliver (within thirty (30) Business Days following receipt of the Trustee’s Request) to the Trustee an up-to-date balance sheet drawn-up by the auditors of any relevant GmbH Debtor (the “Auditors”) together with a determination of the net assets. Such balance sheet and determination of net assets shall be prepared in accordance with accounting principles pursuant to the HGB, be based on the same principles that were applied when establishing the previous year’s balance sheet and take into account the adjustments in paragraph (ii)(C) above. The determination by the Auditors (as set forth above, the “Auditors’ Determination”) pertaining to the relevant GmbH Debtor shall be prepared as of the Guarantee Demand Date.

(F)          The Trustee shall be entitled to demand payment under the Guarantee in an amount which would, in accordance with the Management Determination or, if applicable and taking into account any previous enforcement in accordance with the Management Determination, the Auditors’ Determination, not cause the relevant GmbH Debtor’s net assets to be reduced below the registered share capital of the relevant GmbH Debtor or further reduced if already below such registered share capital. If (x) and to the extent the net assets as determined by the Auditors’ Determination are lower than the net assets as determined by the Management Determination or (y) any amounts in respect of the Guarantee have been enforced without regard to the limitations set out in (A)(1) and (A)(2) above because (α) the Management Determination was not delivered within the relevant time frame or (β) the Auditors’ Determination was not delivered within the relevant time frame but has been delivered within twenty (20) Business Days following the due date for the delivery of the Auditors’ Determination, the Trustee shall without undue delay repay to the relevant GmbH Debtor upon written demand of the relevant GmbH Debtor any amount (if and to the extent already paid to the Trustee) (I) in the case of (x) above, equal to the difference between the amount paid and the amount payable resulting from the Auditors’ Determination, and (II)  in the case of (y) above, which the Trustee would not have been entitled to enforce had the Management Determination and the Auditors’ Determination been delivered in time provided such demand for repayment is made to the Trustee within six (6) months (Ausschlussfrist) from the date the Guarantee is enforced. The Trustee may withhold any amount received pursuant to an enforcement of this Guarantee until final determination of the amount of the net assets pursuant to the Auditors’ Determination.

(G)        If pursuant to the Auditors’ Determination the amount of the available net assets is higher than that set out in the Management Determination, the relevant GmbH Debtor shall pay such amount to the Trustee within three (3) Business Days after receipt of the Auditors’ Determination.

(H)         In a situation where the relevant GmbH Debtor does not have sufficient net assets to maintain its registered share capital, the relevant GmbH Debtor shall within three (3) months after a written request by the Trustee, to the extent commercially justifiable, dispose of all assets which are not necessary for its business (nicht betriebsnotwendig) where the relevant assets are shown in the balance sheet of the relevant GmbH Debtor with a book value which (in the reasonable opinion of the Trustee) is significantly lower than the market value of such assets. After the expiry of such three (3) month period, the GmbH Debtor shall, within three (3) Business Days, notify the Trustee of the amount of the net proceeds from the sale and submit a statement with a new calculation of the amount of the net assets of the relevant GmbH Debtor taking into account such proceeds. Such calculation shall, upon the Trustee’s request (acting reasonably), be confirmed by one of the Auditors of the relevant GmbH Debtor within a period of twenty (20) Business Days following the request.

(iii)          Limitations relating to a GmbH & Co. KG Debtor.

The limitations regarding a GmbH Debtor shall apply mutatis mutandis if a Guarantee is granted by a German Debtor established in Germany as a limited liability partnership (Kommanditgesellschaft) with a limited liability company (Gesellschaft mit beschränkter Haftung) as a general partner (Komplementär) (GmbH & Co. KG) (a “GmbH & Co. KG Debtor”) in relation to the limited liability company (GmbH) as general partner (Komplementär) of that GmbH & Co. KG Debtor.

(c)          Israel

(i)          Notwithstanding anything to the contrary in the Indenture, with respect to any New Guarantor that is organized under the laws of Israel (an “Israeli Guarantor”):

(A)          If at any time a third party that is not an Affiliate, partner (general or limited), member, shareholder, manager, officer, director, employee, representative, agent, successor or assignee of any Grantor shall claim that the execution of this Supplemental Indenture by, or the enforcement of the guarantee of the Guaranteed Obligations on the terms and subject to the conditions set forth in Article XII of the Indenture (the “Guarantee Provisions”) against, an Israeli Guarantor constitutes a “distribution” prohibited under the Israeli Companies Law, such claim (if pertaining to the enforcement of the Guarantee Provisions) shall in no way be considered a breach of any representation or undertaking made by any Grantor pursuant to the terms of any Notes Document. In the event that such a claim is made, the applicable Israeli Guarantor shall promptly use its reasonable best efforts to either challenge such claim or lawfully permit such distribution, including by way of filing proceedings with a court of competent jurisdiction to permit such “distribution”, and any related costs and expenses for such actions shall be borne exclusively by such Israeli Guarantor. At such time that such Israeli Guarantor becomes aware of such claim, it shall promptly notify the Trustee of any such claim and shall in good faith consult with the Trustee regarding any actions to be taken by it to extinguish such claim.

(B)        To the fullest extent permitted by law, each Israeli Guarantor hereby irrevocably waives all rights, protections, privileges and defenses available to it under the Israeli Guarantee Law 5727-1967 (the “Guarantee Law”), including but not limited to: (a) any right under Section 5 of the Guarantee Law to be released or have its obligations modified due to any reduction in the Guaranteed Obligations or any other modification of the terms thereof; (b) any defense under Section 6 of the Guarantee Law relating to the Noteholders’ actions or omissions causing non-fulfillment of Guaranteed Obligations or the Noteholders’ actions causing the expiration of any other security provided for the Guaranteed Obligations; (c) any defense under Section 7 of the Guarantee Law that would be available to the Issuer against the Noteholders in connection with the Guaranteed Obligations; (d) the requirement under Section 8 of the Guarantee Law that the Noteholders first demand payment from the Issuer before pursuing such Israeli Guarantor, including all exceptions listed in Section 8(1)-(3) of the Guarantee Law; (e) any right under Section 9 of the Guarantee Law to seek reimbursement from the Issuer; and (f) any rights under Section 15 of the Guarantee Law to cancel, modify or limit the applicability of the Guarantee Provisions to future obligations.

(C)          Each Israeli Guarantor acknowledges that it is a corporation, not an “Individual Guarantor” as defined in Section 19 of the Guarantee Law, and therefore the protections of Chapter B of the Guarantee Law do not apply to it.

(D)          For clarity, the waivers in Section 3.1.2 above apply only to the extent such rights and defenses are waivable under applicable law.

(E)       Each Israeli Guarantor represents that in its corporate approvals contained a confirmation that as to the adequate corporate benefit for such Israeli Guarantor for this Supplemental Indenture and for the Liens on the Collateral granted by such Israeli Guarantor in favor of the Security Agent.

(d)          Japan

(i)          In this Section 3(c), “Japanese New Guarantors” means the New Guarantors incorporated under the laws of Japan.

(ii)         Notwithstanding anything to the contrary contained in this Supplemental Indenture and the Indenture, any interest, commissions and fees payable by a Japanese New Guarantor under this Supplemental Indenture and the Indenture are subject to the limitations imposed by the Interest Rate Limitation Law (Law No. 100 of 1954, as amended), the Law Concerning Regulation of Acceptance of Contribution, Deposit and Interest, etc. (Law No. 195 of 1954, as amended), the Money Lending Business Law (Law No. 32 of 1983, as amended) or the Temporary Interest Rate Adjustment Law (Law No. 181 of 1947, as amended) (collectively, the “Interest Rate Laws”).

(iii)          As Interest Rate Laws may be deemed to be a matter of public policy, it is likely that any interest, commissions and fees payable by a Japanese New Guarantor under this Supplemental Indenture and the Indenture, and the obligations and liabilities of a Japanese New Guarantor under this Supplemental Indenture and the Indenture, shall be subject to limitations imposed by the Interest Rate Laws.

4.        No Recourse Against Others. No director, officer, partner, employee, incorporator, manager, shareholder or stockholder or other owner of Equity Interests of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes, the Indenture or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

5.          Notices. All notices or other communications to the New Guarantors shall be given as provided in Section 13.02 of the Indenture.

6.          Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

7.         Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8.          Trustee and Security Agent Makes No Representation. The Trustee and the Security Agent each accepts the amendments of the Indenture effected by this Supplemental Indenture on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee and the Security Agent and providing for the indemnification of the Trustee and the Security Agent. Without limiting the generality of the foregoing, neither the Trustee nor the Security Agent shall be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Issuer, or for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Issuer and the New Guarantors, in each case, by action or otherwise, (iii) the due execution hereof by the Issuer and the New Guarantors or (iv) the consequences of any amendment herein provided for, and the Trustee and the Security Agent each makes no representation with respect to any such matters.

9.        Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Supplemental Indenture. Notwithstanding the foregoing, the exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture and signature pages for all purposes.

10.       Effect of Headings. The Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions here.

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IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

OT MIDCO INC, as Issuer

By:	/s/ David Kostman
	Name:	David Kostman
	Title:	Chief Executive Officer and President

OUTBRAIN ISRAEL LTD, as a Guarantor

By:	/s/ Ori Lahav
	Name:	Ori Lahav
	Title:	Director

By:	/s/ Asaf Porat
	Name:	Asaf Porat
	Title:	Director

TEADS CANADA ULC, as a Guarantor

By:	/s/ Jeremy Arditi
	Name:	Jeremy Arditi
	Title:	Director, President and Chief Executive Officer

OUTBRAIN FRANCE SAS, as a Guarantor

By:	/s/ Alexander Rudolf Erlmeier
	Name:	Alexander Rudolf Erlmeier
	Title:	President

TEADS DEUTSCHLAND GMBH, as a Guarantor

By:	/s/ Liesbeth Mack-de Boer
	Name:	Liesbeth Mack-de Boer
	Title:	Managing Director

OUTBRAIN JAPAN K.K., as a Guarantor

By:	/s/ Masashi Naito
	Name:	Masashi Naito
	Title:	Director and Representative Director President

TEADS JAPAN K.K., as a Guarantor

By:	/s/ Hugues Malejac
	Name:	Hugues Malejac
	Title:	Director & Representative Director President

TEADS SINGAPORE PTE. LTD., as a Guarantor

By:	/s/ Sung Seung Joon
	Name:	Sung Seung Joon
	Title:	Director

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee and as Security Agent

By:	/s/ Wally Jones
	Name:	Wally Jones
	Title:	Vice President